INDEX Institutional Presentation December 7, 2023

2 Guilherme Melega

1 . 5 million students in 2023 in the K - 12 segment of private schools . CORE CONTENT Consistent growth in the student base and schools from the Core segment and accelerated growth in the Complementary segment 2x more students in complementary solutions Transformation of schools into Educational hubs ( one - stop - shop) 3 Students ( thousand ) Schools 4,167 4,508 5,274 5,032 Cycle 2020 Cycle 2021 Cycle 2022 Cycle 2023 1,311 1,335 1,589 1,539 Cycle 2020 Cycle 2021 Cycle 2022 Cycle 2023 CAGR +6% CAGR +7% COMPLEMENTARY SOLUTIONS 213 308 373 454 Cycle 2020 Cycle 2021 Cycle 2022 Cycle 2023 CAGR +29% CAGR +30% Students ( thousand ) Schools 636 1,114 1,304 1,383 Cycle 2020 Cycle 2021 Cycle 2022 Cycle 2023

 Increased number of students  Market share gain  Price increase above inflation  Penetration of complementary solutions Our ACV reached R$1,2 b illion in the cycle , totaling a CAGR of 21% in recent cycles  Increase subscription revenue  B2G (public sector) generated R$ 81 million in the 2023 sales cycle 4 Subscription Non - subscription B2G Subscription Net Revenue (R$ ´ 000) Total Net Revenue (R$’000) 681 741 1,024 1,207 275 152 133 149 81 956 893 1,158 1,437 Cycle 2020 Cycle 2021 Cycle 2022 Cycle 2023 517 546 787 937 42 63 111 158 123 132 126 112 681 741 1,024 1,207 Cycle 2020 Cycle 2021 Cycle 2022 Cycle 2023 C ore content Complementary solution PAR CAGR +21% CAGR +15%

5 We remain confident in ACV growth between 16% to 18% for the 2024 sales cycle ACV R$’000 CAGR +20% 681 741 1.024 1.207 2020 2021 2022 2023 2024 1.400 Low Range 1.424 Top Range 23 - 24 16% 23 - 24 18%

Main efficiency gains :  More premium product mix  B2G Revenue  Subscription revenue growth  Performance of complementary solution  Plurall digital platform  One go to market approach  Reductions in direct and indirect costs Costs and Expenses as a % of Revenue Focus on efficiency, cost reduction with Recurring EBITDA reaching R$ 381 Million, margin of 26.5% in 2023 with an increase of 4 p.p. compared to 2020 215 141 303 381 22.5% 15.8% 26.2% 26.5% 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 0.0 100.0 200.0 300.0 400.0 500.0 600.0 Cycle 2020 Cycle 2021 Cycle 2022 Cycle 2023 EBITDA and EBITDA Margin (R$’000/ %) 17.2% 15.9% 41.7% 39.2% 18.7% 17.8% Cycle 2020 Cycle 2023 G&A expenses Costs Selling and Marketing expenses CAGR +21% 6

5,032 1,383 Only 27 % of traditional learning system customers adopt complementary solutions Partner schools - Complementary (2023) Students – Complementary (2023) 7 Complementary solutions have more than doubled in recent years, but still with low penetration in partner schools 213 308 373 454 Cycle 2020 Cycle 2021 Cycle 2022 Cycle 2023 (Thousand) Core Complementar

4.6% 5.7% 7.3% 2021 2022 2023 2030e 10.9% 11.1% 13.6% 20.3% 2021 2022 2023 2030e 0.8 1.2 1.4 3.0 Language Socioemocional STEM Other (Art, Sport, Academic) 6,4 Source: Oliver Wyman 4.6% 4.7% 7.4% 2021 2022 2023 2030e 19% Moreover, our portfolio offers a wide variety of complementary solutions for our partner schools Penetration in Vasta TAM (R$ billions) Portfolio 8 TAM of R$ 6.4 billion in complementary solutions with a Complete Portfolio +25%

21.4% 24.3% 25.5% 26.4% 7.9% 11.3% 15.7% 7.9% 3.4% 4.4% 25.9% 25.7% 2019 2023 SOMOS PEER 1 PEER 2 PEER 3 PEER 4 Others Mkt share change 2019 - 2023 Growth levers Top 5 players account for 74% the Learning System Mkt Share while “others” is highly fragmented (+40 players). 9 Our Market Share of Learning System Continues to Grow  Plurall platform is the traffic leader , with 44% of the total Basic Education platforms em Brazil  Client Journey Project: complete redesign of the Journey with focus on school  Launch of new Amplia brand : Rebranding of the Eleva brand  Partnerships and agreements with new, highly reputable labels  Go Premium: North/Northeast expansion +2.9p.p Peer 1 Peer 2 Peer 3 Peer 4

10 Anglo: Absolute leader in approvals in Brazil’s best universities Largest Approver of Medicine Course in Brazil +6 thousand national approvals Highlight in approvals at USP and Unicamp in the most competitive courses in Brazil 35% of Medicine in Unicamp 45% of Medicine in USP

ENEM Sistema PH: We continue delivering exceptional academic results 11 Medicine – NE Highlights

Other learning systems continue delivering excellence and securing the academic future of our students AMPLIA 8 Amplia schools in the top 10 places in their states by the Enem ranking FIBONACCI Fibonacci is the best education system in MG and the 2nd best in the country PITÁGORAS 5 Pitágoras Schools in Brazil in the top 10 places in their states 12

New unit: Anglo Paulista 13 Anglo: a new home and a new chapter in its history

Liceu Franco - Brasileiro de São Paulo 14 Anglo: a new home and a new chapter in its story

Families do not want to have to decide between passing entrance exams (performance) and being bilingual * Research carried out by Vasta in 2022, with 7,502 families, covering more than 5,000 partner schools Expectations in preparing children for Enem and Entrance Exams at the best universities Expectation of Bilinguism There is no school in Brazil addressing English proficiency and high academic performance 16 1.7% 1.6% 7.1% 13.7% 75.9% 1 2 3 4 5 UNIMPORTANT VERY IMPORTANT 1.9% 2.8% 14.4% 18.0% 62.9% 1 2 3 4 5 UNIMPORTANT VERY IMPORTANT

TAM of tuition fees for premium schools is 10x the size of the teaching material market and with high suppressed demand R$66 Billions 6,7 MM students R$ 30 Billions 440k students R$ 15 Billions 205k students TAM of premium schools' tuition fees SAM of premium schools' tuition fees Suppressed demand (disregards already enrolled students in competition and smaller municipalities 17

We explored growth avenues in more than 180 priority markets and after 6 months of launching the brand, we have: 18 0.2 18.2 43.0 2024 2025 2026 2027 2028 2029 2030 177 355 468 2024 2025 2026 2027 2028 2029 2030 2 51 92 2024 2025 2026 2027 2028 2029 2030 Start - Anglo units Students per school Total students (in thousand) Units +90 Tuition fee per month R$4,2k/student Students +40 thousand DF TO SP S C Prospects i n negotiation Prospects mapped Signed contracts Start Anglo expectations: 54 366 10

Start Anglo Bilingual Schools is a reality in 2024 Gestão à Vista Global São José do Rio Preto Alphaville 316 students 19 In operation 150 students Starts in 2024

Public sector: Preparing studants for the future B2G

320 398 439 4 28 320 402 467 2019 2021 2026 Current budget Additional budget Government budget for basic education should exceed R$ 467 Bi in 2026 and grow with new contribution based on economic and learning criteria Legislation provides for NEW contributions on economic, learning and equity criteria with resources from ICMS and FUNDEB Source : External Consulting Total students (em million) Basic Education budget (in R$ billions) Opportunities - 2026 (in R$ billions) Estimation of market potential with expenditure on current expenses and investments in teaching support services, teaching materials and other activities related to educational solutions Source : Census 2022 The K - 12 public sector in Brazil has around 33 million students, which is 5x larger than the private sector Source : External Consulting + Vasta 21 11.0 14.7 7.1 6.5 48.4 Basic Teaching Materials Performance Platform Complementary Solutions Administrative Management Outros 6.64 32.77 K-12 Private students K-12 Public students 39,4 Millions 87,7 Billions

11.0 14.7 7.1 6.5 48.4 Potential Opportunities for Basic Education SAM in the public sector  Sistemas de Ensino (EI, EF, EM)  Integrated assessment platforms, adaptive and individualized teaching  Gamified teaching  Proficiency in Portuguese and Mathematics  Socio - emotional, Languages, Robotics and others  Management System  Educational Data Control Tower (BI)  After - school classes  Professional and technical education  Continuing training (teachers)  Inclusive education  Preschools  Focus on Performance Platforms, Complementary Solution and Administrative Management.  Customizations and development of solutions based on internal capabilities .  Focus on States and Large Municipalities  Robust compliance implemented 22 87,7 Billions Basic Teaching Materials Performance Platform Complementary Solutions Administrative Management Others

340 thousand students 5th e 9th years of Elementary School 1st 2nd e 3rd years of High School  “Plurall” Educational Platform  Printed and Digital Teaching Material, “ PREPARA ” , focused in: − Learning Recompositing − Core Skills Developments − Preparation for the SAEB  Large - Scale and Procedural Assessments  Automated Writing Correction System in the ENEM standard  Pedagogical Training and Advice  R$ 81 Million in Revenues B2G – 2023: Atuação e resultados 23

What are our expectation for the future of B2G?